UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Immediate Report regarding results of the 2014 Annual General Meeting of Shareholders, dated December 11, 2014

Item 1

December 11, 2014

RESULTS OF THE 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Further to the notice of the 2014 Annual General Meeting of the Shareholders and Proxy Statement, dated November 4, 2014, the Company hereby wishes to report that the Annual General Meeting was held on December 11, 2014 and all the items on the agenda were approved, as follows:

(1)
re-election of Nir Gilad, Avisar Paz, Eran Sarig, Ovadia Eli, Victor Medina, Avraham (Baiga) Shochat and Aviad Kaufman as directors – approved according to the required approval set forth in item 1 of the Proxy Statement.

(2)	approval of amendments to the Company's Compensation Policy for Office Holders –approved according to the required approval set forth in item 2 of the Proxy Statement.

(3)	approval of equity compensation grant to the Company's Chief Executive Officer, Mr. Stefan Borgas – approved according to the required approval set forth in item 3 of the Proxy Statement.

(4)	reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditor – approved according to the required approval set forth in item 4 of the Proxy Statement.

ICL Millennium Tower, 23 Aranha St. Tel-Aviv 6107025 Tel. 03-6844400 Fax 03-6844444	כיל מגדל המילניום, ארניה 23 תל אביב (6107025) טלפון 03-6844400 פקס 03-6844444
www-icl-group.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Avi Doitchman
	Name:	Avi Doitchman
	Title:	Executive Vice President, Chief Financial Officer & Strategy

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: December 11, 2014